Exhibit 99.1

SINGAPORE (July 19, 2021) - Karooooo Ltd. (“Karooooo”), that owns 100% of Cartrack Holdings (“Cartrack”), today reported financial results for the first quarter of its 2022 financial year (“2022”), ended May 31, 2021 and announced the appointment of new independent director.

“Despite the pandemic, our 2022 financial year commenced on a solid note as the strong growth in net subscriber additions continued.

New customer additions across a broad base of industries are at historical highs demonstrating our ability to innovate and to provide a differentiated fleet management platform corroborating the strength of our mission to build the leading mobility SaaS platform that maximizes the value of data.

The global vehicle parc continues to grow, and customers seek to reduce operating costs, optimize the use of resources, improve the efficiency of fragmented workflows and enhance safety, risk management and eco compliance.

Our comprehensive fleet management platform and vertically integrated business model differentiates us from competitors. Our focus on product development and distribution has led to our continued growth with limited industry or customer concentration risk.

As we think beyond the pandemic, it is imperative that we are positioned for expansion to meet the growing customer demand for our SaaS platform. After curtailed investment for expansion in the first two quarters of our 2021 financial year when the pandemic emerged, we entered a phase of investing for growth in November 2020. We increased our headcount by 761 employees in the last three quarters positioning us well for the expected expansion to come. This planned recruitment drive focused on customer acquisition in South Africa, general expansion in Asia and research and development (“R&D”). The contraction in operating margins during the quarter is in line with our growth strategy.

We are delighted to report strong subscriber and subscription revenue growth for our first quarter despite the ongoing operating restrictions imposed due to the pandemic.” Zak Calisto, CEO and Founder

Karooooo Ltd. Announces First Quarter 2022 Unaudited Financial Results

First Quarter 2022 Highlights:

(All comparisons relative to the First Quarter 2021)

SCALE

●	1,366,470 subscribers in total, up 21% (Q1 2021: 1,133,547)

●	Net subscriber additions increased 760% to 60,470 (Q1 2021: 7,032)

GROWTH

●	Total revenue increased 17% to ZAR626 million (Q1 2021: ZAR535 million)

●	Total revenue increased 22% on a constant currency basis

●	Subscription revenue increased 15% to ZAR606 million (Q1 2021: ZAR526 million)

●	Subscription revenue increased 20% on a constant currency basis

●	Subscription annualized recurring revenue (“ARR”), a non-IFRS measure, increased 18% to ZAR2,491 million as at May 2021 (May 2020: ZAR2,106 million)

Karooooo achieved excellent revenue growth of 17% in the first quarter of 2022. The South African Rand (“ZAR”) significantly strengthened against the basket of currencies in which Karooooo operates. Subscription revenue growth was driven by Karooooo’s robust business model that delivered 21% growth in the number of subscribers to 1,366,470. On a constant currency basis revenue grew 22% and subscription revenue by 20%. The ZAR appreciated by 19% against the US Dollar (“USD”) and on average 16% compared to the rest of the group’s operating currencies.

New customer additions contributed significantly to the first quarter 2022 net increase of 60,470 in subscribers (vehicles or other mobile assets on our platform), meaningfully higher than the first quarter of 2021 where subscribers increased by 7,032. Sales and marketing basic salaries and marketing costs are a major component of the cost of acquiring new customers and are not expensed over the expected life span of a customer, but rather expensed when incurred. This component of operating expenditure was significantly higher by ZAR37 million in this quarter compared to the first quarter of 2021 and we believe the negative effect on operating profit in this quarter places us well for future margin expansion.

Operating expenditure related to sales and marketing increased 71% in the first quarter of 2022 as the group continues to enhance its vertically integrated sales and marketing teams and drive customer acquisition. R&D operating expenditure increased 44% compared to the first quarter of 2021, supporting the continued enrichment and expansion of our SaaS platform. General and administration expenditure increased 21% compared to the first quarter of 2021.

The group delivered operating profit of ZAR168 million (Q1 2021: ZAR182 million) and Adjusted EBITDA, a non-IFRS measure, of ZAR275 million (Q1 2021: ZAR 266 million) for the first quarter of 2022, an 8% decrease and 3% increase respectively, compared to the first quarter of 2021. In line with our growth plans for this financial year, the Adjusted EBITDA margin, a non-IFRS measure, dropped to 44% compared to 50% in the first quarter of 2021.

First Quarter 2022 Financial Overview

Subscription Revenue and Total Revenue

Total revenue increased 17% to ZAR626 million. Karooooo has high revenue visibility with subscription revenue accounting for 97% of total revenue in the first quarter of 2022. Subscription revenue increased 15% to ZAR606 million driven by 21% growth in the number of subscribers to 1,366,470 compared to the first quarter of 2021. Subscription ARR increased 18% to ZAR2,491 million in May 2021, compared to ZAR2,106 million in May 2020. In USD, subscription ARR increased 51% (USD181.2 million in May 2021, compared to USD119.7 million in May 2020), driven in part by rand appreciation with the ZAR to USD exchange rate of ZAR13.75 at the end of May 2021 compared to ZAR17.60 at the end of May 2020.

Operating Expenses

As planned, operating expenses increased 38% to ZAR250 million compared to the first quarter of 2021 in preparation for future growth with a significant recruitment drive focused mainly on sales, customer experience and R&D.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 14.6% compared to 9.9% in the first quarter of 2021.

●	R&D expenses as a percentage of subscription revenue increased to 5.4% compared to 4.3% in the first quarter of 2021.

●	General and administration expenses as a percentage of subscription revenue increased marginally to 21.2% compared to 20.2% in the first quarter of 2021.

Operating Profit, Adjusted Profit and Adjusted Earnings per Share

The group delivered operating profit of ZAR168 million for the period (Q1 2021: ZAR182 million), 8% lower than the first quarter of 2021. Customer acquisitions, resulting in net subscriber additions of 60,470 during the quarter, were meaningfully higher compared to the first quarter of 2021 in which the net subscriber additions were 7,032. The significant increase in net subscriber additions provides context to the increased investment in sales and marketing expenditure which takes approximately 6 months to translate into customer acquisition. While the investment into sales and marketing headcount has materialized in part, management expects to see the full benefit thereof, via growth in customer acquisition, by the end of the fourth quarter of 2022.

Adjusted profit, a non-IFRS measure, decreased 11% to ZAR118 million partially due to the higher effective tax rate of 31% in the first quarter of 2022 compared to 27% in 2021, primarily attributable to once-off IPO costs that are not tax deductible. The ZAR10 million difference between adjusted profit and profit relates to once-off IPO costs expensed during the quarter. Similarly adjusted earnings per share, a non-IFRS measure, decreased 10% to ZAR3.90 in the first quarter of 2022 compared to ZAR4.32 in the first quarter of 2021.

The total IPO costs (including underwriters fees) have amounted to ZAR85 million of which ZAR36 million has been expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and ZAR49 million has been set-off against share capital.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA, a non-IFRS measure, increased 3% to ZAR275 million. The Adjusted EBITDA margin, a non-IFRS measure, margin was 44% for the first quarter of 2022 compared to 50% in the first quarter of 2021, attributable to higher operating expenses as Karooooo invests for future growth. Management expects Adjusted EBITDA margin to revert to levels of more than 45% for the full financial year.

Management’s Assessment of Subscriber Unit Economics

ARPU

ARPU measures the monetization of Karooooo’s SaaS platform and is an indicator of pricing efficiency, competitiveness and market positioning. It is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

The group’s ARPU of ZAR151 for the first quarter of 2022 was marginally lower than ZAR155 for first quarter of 2021 largely as result of the recent strength of the ZAR against our regional operating currencies and the COVID-19 related support to loyal customers. The group’s ARPU has been fairly consistent since inception more than 15 years ago and management believes that ARPU at these levels provides attractive margins and sustainable growth in most countries.

Cost of Acquiring a Subscriber

The cost of acquiring a subscriber (vehicles or other mobile assets on our platform) includes the cost of the telematics device together with any labor related costs for our automotive technicians and the cost of the direct sales commission. Karooooo’s low cost of subscriber acquisition benefits from its vertically integrated business model, which allows it to control service levels, costs, improve efficiencies and be in direct contact with customers instead of relying on third parties.

Management’s assessment of the cost of acquiring a subscriber for the first quarter of 2022 was ZAR2,005 compared to ZAR2,636 for the first quarter of 2021, a 24% improvement due to the lower relative cost of Karooooo’s next-generation telematics devices and the increased efficiency of its sales team.

Subscriber Contract Life Cycle

The average life cycle of a subscriber is an important indicator of the group’s ability to drive margin expansion. Based upon its latest internal actuarial assessment, the estimated average useful life of a subscriber contract is 60 months. When customers hold their vehicles on Karooooo’s SaaS platform for longer than 60 months, subscription revenue gross profit margins improve further.

		QUARTER ONE
		2022	2021

Average revenue per subscriber per month (“ARPU”)	ZAR	151	155
Subscriber contract life cycle	Months	60	60
Management’s assessment of cost of acquiring a subscriber	ZAR	2,005	2,636
Sales commission and telematics devices (Capitalized)	ZAR	1,489	1,624
Sales and marketing operating expenses (Non-capitalized)	ZAR	516	1,012
Subscription revenue gross profit margin	Percentage	72%	74%
Life cycle contribution per subscriber[1]	ZAR	6,523	6,882

1.ARPU multiplied by the contract life cycle months, multiplied by the subscription revenue gross margin percentage which is defined as subscription revenue divided by gross profit.

Outlook

Karooooo has a history of consistent organic growth, scalability, strong earnings and financial discipline. The company has been highly cash generative with most of its revenues recurring in nature and has operated with high operating and EBITDA margins.

Operating in a growing and materially underpenetrated global automotive market coupled with a growing vehicle parc and the trend of customers seeking digitalized software solutions to address higher operating costs, unproductive use of resources and inefficient workflows, we believe Karooooo remains well positioned for growth. The group offers a key “must have” service to its customers, driving efficiency through a powerful and differentiated digital platform that is feature-rich and vertically integrated.

Karooooo has multiple levers for expansion and continues to enhance and optimize the Cartrack platform for the evolving future of mobility to drive sustained profitable growth, supported and enhanced by its unleveraged balance sheet and strong cash position.

As a result of the numerous uncertainties associated with the ongoing impact of COVID-19, it is difficult to provide guidance with certainty. However, Karooooo’s growth expectation ranges for full year 2022 compared to full year 2021 remain unchanged to what was reported previously in the results announcement on May 6, 2021. Management expects the following ranges for full year 2022:

●	Number of subscribers between 1,500,000 and 1,600,000

●	Subscription revenue between ZAR2.5 billion and ZAR 2.7 billion

●	Adjusted EBITDA margin between 45% and 50%

Actual results may differ materially from Karooooo’s Financial Outlook as a result of the pandemic and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

Balance Sheet, Liquidity and cash flow

Karooooo has a robust balance sheet with ample capacity to fund organic growth and remains disciplined in its approach to capital allocation and cash management. Notwithstanding the significant and continuing investment in research, operations and distribution Karooooo has remained highly cash generative with a strong cash flow targets for the foreseeable future:

●	Karooooo’s highly cash generative business model resulted in cash generated from operations of ZAR224 million compared to ZAR187 million reported for the first quarter of 2021.

●	The group generated Free Cash Flow, a non-IFRS measure, of ZAR106 million for the first quarter of 2022 compared to ZAR121 million in the first quarter of 2021.

●	After the group paid a dividend of ZAR253 million in FY21 Q3 and the corporate reorganization and listing in FY22 Q1 raising net proceeds of R396 million, Karooooo ended the quarter with ZAR554 million in cash and cash equivalents, significantly higher compared to ZAR246 million at the end of the first quarter of 2021.

●	The group has a ZAR925 million unutilized bank facility with The Standard Bank of South Africa Limited should it be required for strategic growth initiatives or other general corporate purposes

Karooooo’s paid-up share capital of ZAR7.1 billion consists of 20,332,894 shares comprising 1,000 Singaporean dollars plus USD194,242,000 and a further issuance in April 2021 of 10,618,212 shares accounting for an additional USD311,714,659 in paid-up share capital.

The negative reserve of ZAR5.4 billion comprises ZAR1.3 billion of retained earnings less the common control reserve of ZAR2.7 billion plus ZAR4.0 billion relating to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities and ZAR44 million in the foreign currency translation reserve.

First Quarter 2022 Segmental Overview

South Africa

During the pandemic, Karooooo focused and leveraged its strong position and well-established national distribution network in South Africa which enabled solid growth in the quarter, contributing to Karooooo’s robust financial performance.

Revenue and subscription revenue in South Africa increased 28% and 25% respectively, compared to the first quarter of 2021. Subscription revenue earned in South Africa remains the main contributor to the group’s total subscription revenue accounting for more than 70% thereof in the first quarter of 2022. This result is encouraging and corroborates management’s strategic decision to invest for future growth.

At the end of the first quarter of 2022, South Africa had 1,064,005 subscribers, up 23% compared to the first quarter of 2021.

Based on our estimates, we are the largest and fastest growing enterprise mobility SaaS provider for commercial fleets in South Africa.

With South Africa officially in its third wave of COVID-19 infections and the social unrest situation experienced in some parts of the country last week, management remains focused on navigating the operating environment in the second quarter of 2022.

Asia Pacific, Middle East and United States

Asia Pacific is the second largest revenue contributor and we believe presents the greatest potential in the medium to long term as markets remain considerably underpenetrated due to fragmented market participants delivering entry-level offerings. During the first quarter of 2022 Asia experienced increased lock down restrictions with less travel given the new COVID-19 variants prevailing in this market. When these restrictions ease, management expects accelerating growth in the Asia segment. Asia is an attractive market given its size, low penetration, and favorable competitive environment. The highly fragmented market offers a meaningful opportunity for Karooooo to capture market share. Preparing for beyond the pandemic, we significantly increased our headcount by 157 employees in the last three quarters in Southeast Asia.

On a constant currency basis revenue in this region increased 10% compared to the first quarter of 2021, even in the context of ongoing COVID-19 related impacts in the Asia Pacific markets driven by the 17% increase in the number of net subscribers to 124,617 in the first quarter of 2022. Revenue growth reported in ZAR was negatively impacted by the ZAR strengthening significantly and discounts allowed to loyal customers which remain affected by the pandemic, resulting in a 7% decrease in revenue compared to the first quarter of 2021.

The group’s strategic office in the United States continues to yield many key insights that have positively contributed to the group.

Europe

The European segment delivered subscription revenue growth of 14% on a constant currency basis which corresponds to the net subscriber growth of 14%. This result was offset by currency headwinds with the ZAR strengthening significantly against the EURO, with revenue earned unchanged compared to the first quarter of 2021. Karooooo’s intended expansion strategy in Europe remains encouraging and it now has 114,767 subscribers in Europe. Looking ahead, the opportunity to add new enterprise customers in Europe appears promising as increased economic activity following the pandemic is expected.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Southern Africa. The number of subscribers increased 5% to 63,081 however revenue decreased 10% on a constant currency basis. The effects of the pandemic in this region lagged that of other regions and deteriorated further during the first quarter of 2022. The group’s results in Africa continue to be impacted by the discounts allowed to loyal customers who remain severely affected by the pandemic.

Change to the Board of directors of Karooooo (“Board”)

Mrs Siew Koon Ong (Mrs Siew Koon Lim) has been appointed as an independent non-executive director to the Board and member of the Audit and Risk Committee with immediate effect.

Siew Koon Ong (Siew Koon Lim) holds a Bachelor of Accountancy degree from the National University of Singapore and is a Chartered Accountant and fellow member of the Institute of Singapore Chartered Accountants.

Siew Koon has 37 years of experience in providing audit and business advisory services to local companies as well as major public listed companies in a wide range of industries, including banks. She has led initial public offerings of companies in the retail and lifestyle, manufacturing, construction and property development industries.

She joined Ernst & Young LLP (then known as Ernst & Whinney) in April 1982 and was a partner of the firm from July 1998 to June 2019, acting as Chief Financial Officer (CFO) for a period of 3 years with the responsibility for the firm’s financial and management accounts. Currently, she is an independent director of Nanofilm Technologies International Limited, which is listed on the Mainboard of the SGX, serving as the Lead Independent Director and Chairperson of the Audit Committee and member of the Risk Committee and Nominating Committee.

In addition to Siew Koon’s global financial expertise and deep understanding of regulatory and technical compliance in a listed environment, her extensive local knowledge and experience would be of much value to the Board.

Commenting on this appointment Zak Calisto, CEO and Founder of Karooooo said, “Siew Koon is the consummate professional with many years of exposure to international businesses and financial reporting. Apart from her obvious technical and leadership skills, her experience in the ever-evolving environmental, social and governance milieu would add immense support to Karooooo.”

Conference Call Information

Karooooo management will host a conference call and audio webcast on Tuesday July 20, 2021 at 8:00 a.m. (Eastern Daylight Time), 2:00 p.m. (South African Time) and 8:00 p.m. (Singaporean Time) to discuss the group’s financial results and current business outlook.

Webcast: Registration is available at https://edge.media-server.com/mmc/p/knmvwv59. A live and archived webcast of the conference call will also be available on the Investors section of the Company’s website at www.karooooo.com.

Conference call: Listeners may access the live conference call by dialing the following numbers and are advised to dial in approximately 10 minutes prior to the start of the call:

United States Toll Free: 1 844 760 0770

International: +65 671 353 30

Singapore Toll Free: 800 616 2392

South Africa Toll Free: 0800 999 946

United Kingdom Toll Free: 0800 051 4241

Access Code: 8473126

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of a mobility SaaS platform that maximizes the value of automotive and workflow data by providing real-time data analytics solutions for smart transportation to over 1.375 million connected vehicles. The Cartrack (wholly owned by Karooooo) SaaS platform, provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.  As of May 2021, there were over 75,000 commercial customers using the Cartrack platform. For more information, visit www.karooooo.com

Investor Relations Contact	Media Contact
IR@karooooo.com	media@karooooo.com
+27 84 512 5393

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
 (UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)

Revenue	626,193	534,991
Cost of sales	(182,341)	(144,807)
Gross profit	443,852	390,184
Other income	785	178
Expected credit losses on financial assets	(26,404)	(27,330)
Operating expenses	(250,109)	(180,762)
Sales and marketing	(88,693)	(51,852)
General and administration	(128,675)	(106,232)
Research and development	(32,741)	(22,678)
Operating profit	168,124	182,270
Initial public offering costs (“IPO”)	(10,288)	-
Finance income	712	1,443
Finance costs	(1,891)	(1,577)
Profit before taxation	156,657	182,136
Taxation	(48,742)	(49,279)
Profit for the period	107,915	132,857

Profit attributable to:
Owners of the parent	88,275	87,741
Non-controlling interest	19,640	45,116
	107,915	132,857

Earnings per share
Basic and diluted earnings per share (ZAR)	3.49	4.32

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	3.90	4.32

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)
Profit for the period	107,915	132,857
IPO costs	10,288	-
Adjusted profit (a non-IFRS measure)	118,203	132,857

KAROOOOO LTD.
 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

	AS OF MAY 31, 2021	AS OF FEBRUARY 28, 2021	AS OF MAY 31, 2020
ASSETS	(ZAR Thousands)
Non-current assets
Goodwill	127,694	124,152	143,326
Intangible assets	57,389	59,339	46,774
Property, plant and equipment	1,164,674	1,137,192	1,070,443
Capitalized commission assets	213,564	201,075	152,095
Deferred tax assets	44,191	47,046	55,931
Loans to related parties	19,400	19,400	11,000
Long-term prepayment	11,472	-	-
Total non-current assets	1,638,384	1,588,204	1,479,569
Current assets
Inventories	2,616	-	-
Trade and other receivables and prepayments	321,841	324,170	319,341
Taxation	4,190	15,412	5,176
Cash and cash equivalents	553,584	104,937	245,596
Other financial asset	-	882,420
Total current assets	882,231	1,326,939	570,113
Total assets	2,520,615	2,915,143	2,049,682
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	2,739,629	10
Reserves	(5,440,302)	(1,884,316)	1,001,261
Equity attributable to equity holders of parent	1,702,551	855,313	1,001,271
Non-controlling interest	18,057	427,133	405,756
Total equity	1,720,608	1,282,446	1,407,027
Liabilities
Non-current liabilities
Term loans	9,670	10,468	17,021
Lease liabilities	69,914	60,283	63,764
Deferred revenue	73,921	85,655	54,866
Deferred tax liabilities	39,020	42,024	43,387
Total non-current liabilities	192,525	198,430	179,038
Current liabilities
Term loans	3,784	5,462	4,464
Trade and other payables	297,646	281,882	176,074
Loans from related parties	6,578	891,977	8,891
Lease liabilities	36,677	38,401	45,520
Taxation	67,039	25,615	59,460
Provision for warranties	2,057	981	1,565
Deferred revenue	193,701	161,110	167,643
Bank overdraft	-	28,839	-
Total current liabilities	607,482	1,434,267	463,617
Total liabilities	800,007	1,632,697	642,655
Total equity and liabilities	2,520,615	2,915,143	2,049,682

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)

Net cash flows from operating activities	223,822	187,846
Net cash flows utilized by investing activities	(127,030)	(76,194)
Net cash flows from/(utilized by) financing activities[1]	400,944	(19,067)
Net cash and cash equivalents movements for the quarter	497,736	92,585
Cash and cash equivalents as at the beginning of the quarter	76,098	146,591
Translation differences on cash and cash equivalents	(20,250)	6,420
Total cash and cash equivalents at the end of the quarter	553,584	245,596

1. Including net proceeds of the corporate action in April 2021 R396 million

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE QUARTER TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)
Profit for the quarter	107,915	132,857
Finance income	(712)	(1,443)
Finance costs	1,891	1,577
Taxation	48,742	49,279
Depreciation of property, plant and equipment and amortization of intangible assets	107,005	84,161
IPO costs	10,288	-
Adjusted EBITDA (a non-IFRS measure)	275,129	266,431

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)
Net cash generated from operating activities	223,822	187,846
Less: purchase of property, plant and equipment	(118,163)	(66,589)
Free Cash Flow (a non-IFRS measure)	105,659	121,257

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE (A NON-IFRS MEASURE)
(UNAUDITED)

	QUARTER ONE
	2022	2021
	(ZAR Thousands)
Basic and diluted earnings per share
The calculation of basic and diluted earnings per share has been based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue.
Basic and diluted earnings per share
Basic and diluted earnings per share (ZAR)	3.49	4.32
Weighted average number of ordinary shares in issue at period end (000’s)	25,305	20,333
	25,305	20,333
Basic earnings
Profit attributable to ordinary shareholders	88,275	87,741

Profit attributable to ordinary shareholders	88,275	87,741

Adjusted basic and diluted earnings per share (a non-IFRS measure)
The calculation of adjusted basic and diluted earnings per share (a non-IFRS measure) has been based on the adjusted profit attributable to ordinary shareholders (a non-IFRS measure) and the weighted average number of ordinary shares in issue.
Adjusted basic and diluted earnings per share (a non-IFRS measure)
Adjusted basic and diluted earnings per share (ZAR) (a non-IFRS measure)	3.90	4.32
Weighted average number of ordinary shares in issue at period end (000’s)	25,305	20,333
	25,305	20,333
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	88,275	87,741
Adjust for
IPO costs	10,288	-
Tax effect on above	-	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	98,563	87,741

Definitions

Adjusted Profit

Adjusted profit, a non-IFRS measure, is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted Earnings per Share

Adjusted earnings per share, a non-IFRS measure, is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR10 million expensed in the first quarter of 2022.

Adjusted EBITDA

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin, a non-IFRS measure, as Adjusted EBITDA divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin, a non-IFRS measure, is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (ARR)

ARR, a non-IFRS measure, is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU, a non-IFRS measure, is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow, a non-IFRS measure, as net cash generated from operating activities less purchases of property, plant and equipment. Free Cash Flow margin is calculated as Free Cash Flow divided by revenue. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow and Free Cash Flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. We believe that Free Cash Flow and Free Cash Flow margin are useful indicators of liquidity and the ability of the company to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Free Cash Flow margin to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Forward-Looking Statements

This press release (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this press release. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including Adjusted Profit, Adjusted EBITDA, Adjusted EBITDA margin, adjusted earnings per share, Annualized Recurring Revenue, Average Revenue per Subscriber per month, Free Cash Flow and Free Cash Flow margin. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our presentation of these measures may not be comparable to similarly-titled measures used by other companies. Please see the reconciliations included in this press release.